                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 11-K

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the fiscal year ended December 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____ to _____

Commission file number 000-51990

                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                            (Full title of the Plan)

                            LIBERTY MEDIA CORPORATION
              (Issuer of the securities held pursuant to the Plan)

                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                   (Address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS:                                                   PAGE NO.
--------------------                                                    --------
   Report of Independent Registered Public Accounting Firm                  1
   Statements of Net Assets Available
      for Participant Benefits,
      December 31, 2006 and 2005                                            2
   Statements of Changes in Net Assets
      Available for Participant Benefits,
      Years ended December 31, 2006 and 2005                                3
   Notes to Financial Statements,
      December 31, 2006 and 2005                                         4 - 10
   Schedule 1 - Schedule H, Line 4i - Schedule of Assets
      (Held at End of Year), December 31, 2006                             11
Exhibit -
   23-Consent of KPMG LLP

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                 (Name of Plan)


                                        By /s/ Christopher W. Shean
                                           -------------------------------------
                                           Christopher W. Shean
                                           Member of Plan Committee

May 22, 2007

             Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2006 and 2005, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Liberty Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                        KPMG LLP

Denver, Colorado
May 21, 2007

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2006 and 2005

                                                              2006        2005
                                                            --------   ---------
                                                            amounts in thousands
Contributions Receivable:
      Participant                                           $    301        37
      Employer                                                   252        37
                                                            --------    ------
                                                                 553        74
                                                            --------    ------
Investments, at fair value:
      Liberty Media Stock Fund (notes 1 and 2)                    --    28,653
      Liberty Capital Stock Fund (notes 1 and 2)              17,246        --
      Liberty Interactive Stock Fund (notes 1 and 2)          18,922        --
      Liberty Global Stock Fund (note 1)                       8,195     7,541
      Discovery Holding Stock Fund (notes 1 and 5)             4,659     5,214
      Mutual funds                                            62,014    45,901
      Brokeragelink accounts (note 2)                            202        --
                                                            --------    ------
                                                             111,238    87,309
                                                            --------    ------
Participant loans (note 2)                                     1,233     1,002
Payable for required refunds of excess contributions
   and earnings thereon                                         (740)   (1,091)
                                                            --------    ------
      Net assets available for participant benefits         $112,284    87,294
                                                            --------    ------
                                                            --------    ------

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                            for Participant Benefits

                     Years ended December 31, 2006 and 2005

                                                                    2006        2005
                                                                  --------   ---------
                                                                  amounts in thousands
Contributions:
   Employer                                                       $  6,657      8,289
   Participant                                                       8,471     13,808
   Rollovers                                                         2,464      1,541
                                                                  --------    -------
                                                                    17,592     23,638
                                                                  --------    -------
Net investment income (loss):
   Net appreciation (depreciation) in fair value of investments     14,632     (5,120)
   Interest and dividend income                                      3,270      2,604
                                                                  --------    -------
                                                                    17,902     (2,516)
                                                                  --------    -------
      Total contributions and net investment income (loss)          35,494     21,122
Transfers of assets (note 5)                                            --    (64,350)
Administrative expenses                                               (314)      (345)
Refund of excess contributions and earnings thereon                   (740)    (1,091)
Distributions to participants                                       (9,450)   (25,433)
                                                                  --------    -------
      Increase (decrease) in net assets available for
         participant benefits                                       24,990    (70,097)
Net assets available for participant benefits:
      Beginning of year                                             87,294    157,391
                                                                  --------    -------
      End of year                                                 $112,284     87,294
                                                                  ========    =======

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005

(1)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media LLC ("Liberty"), a wholly owned subsidiary of Liberty Media Corporation ("New Liberty").

     TRUST FUND MANAGED BY FIDELITY MANAGEMENT TRUST COMPANY ("TRUSTEE")

     Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

     INVESTMENTS

     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations.

     On May 9, 2006, New Liberty completed the previously announced restructuring (the "Restructuring") pursuant to which a direct, wholly owned subsidiary of New Liberty merged (the "Merger") with and into Liberty and New Liberty became the new publicly traded parent company of Liberty. Immediately prior to the Merger, New Liberty was a direct, wholly owned subsidiary of Liberty. In the Merger, each holder of Liberty's common stock, including the Liberty Plan through the Liberty Media Stock Fund, received for each share of Liberty's Series A common stock held immediately prior to the Merger, 0.25 of a share of Liberty Interactive Series A common stock and 0.05 of a share of the Liberty Capital Series A common stock, and for each share of Liberty's Series B common stock held immediately prior to the Merger, 0.25 of a share of the Liberty Interactive Series B common stock and 0.05 of a share of the Liberty Capital Series B common stock, in each case, with cash in lieu of any fractional shares.

     The Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Global Stock Fund, and the Discovery Holding Stock Fund are unitized funds that are measured in units rather than shares. The Liberty Capital Stock Fund consists mostly of Liberty Capital Series A common stock ("LCAPA") with an insignificant amount of cash or cash equivalents. The Liberty Interactive Stock Fund consists mostly of Liberty Interactive Series A common stock ("LINTA") with an insignificant amount of cash or cash equivalents.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     The Liberty Global Stock Fund consists mostly of Liberty Global, Inc. ("LGI") Series A common stock with an insignificant amount of cash or cash equivalents. LGI was formed in May 2005 in connection with the business combination transaction (the "LGI Transaction") between Liberty Media International, Inc. ("LMI") and UnitedGlobalCom, Inc. In the LGI Transaction, each stockholder of LMI, including the Liberty Plan, received one share of LGI common stock for each share of LMI common stock held. Subsequent to the LGI Transaction, LGI effected a stock dividend whereby LGI stockholders received one share of LGI Series C common stock for each share of LGI common stock held. Prior to the end of 2005, the Liberty Plan sold all shares of LGI Series C common stock and used the resulting proceeds to purchase shares of LGI Series A common stock.

     The Discovery Holding Stock Fund consists mostly of Discovery Holding Company ("DHC") Series A common stock with an insignificant amount of cash or cash equivalents. The following closing market prices have been used to value investments in the Liberty Plan's unitized stock funds:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                   2006     2005
                                                                  ------   -----
Liberty Series A common stock                                     $   --    7.87
Liberty Capital Series A common stock                             $97.98      --
Liberty Interactive Series A common stock                         $21.57      --
LGI Series A common stock                                         $29.15   22.50
DHC Series A common stock                                         $16.09   15.15

     Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

     Securities and investment transactions are accounted for on the trade date. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions requested by participants are recorded when paid.

     INCOME TAXES

     The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated June 1, 2005 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status.

     PLAN EXPENSES

     Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans are paid by the borrowing participant. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

(2)  DESCRIPTION OF THE LIBERTY PLAN

     The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     GENERAL

     The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in New Liberty and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

     CONTRIBUTIONS

     Participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. Liberty and its subsidiaries, other than On Command Corporation, Starz Media LLC and Film Roman, LLC may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. On Command Corporation, Starz Media LLC and Film Roman, LLC may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 4% of eligible compensation. Ascent Media Group, Inc. ("Ascent Media"), a former subsidiary, could make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 3% of eligible compensation (note 5). All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions and combined employee pre-tax, employee after-tax and employer match contributions per participant (excluding catch-up contributions) were limited to $15,000 and $44,000, respectively, in 2006 and $14,000 and $42,000 respectively in 2005. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

     Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan. Employer contributions for participants who are not fully vested are invested in the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund, as determined by the Plan Committee. Unvested employer contributions made in 2006 subsequent to the Restructuring were invested 45% in the Liberty Capital Stock Fund and 55% in the Liberty Interactive Stock Fund. Employee contributions may be invested in any investment in the Liberty Plan, including the Liberty Capital Stock Fund and Liberty Interactive Stock Fund.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     NONPARTICIPANT-DIRECTED INVESTMENTS

     As noted above, employer contributions of 100% vested participants can be invested in any investment in the Liberty Plan. Therefore, the accompanying statements of changes in net assets available for participant benefits do not present activity based on participant-directed and nonparticipant-directed investments. Plan information, including information regarding participant-directed and nonparticipant-directed investments, about the significant components of the changes in net assets relating to the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund and the Liberty Media Stock Fund for the years ended December 31, 2006 and 2005, are as follows:

                                                         2006                      2005
                                        -------------------------------------   ----------
                                          LIBERTY      LIBERTY       LIBERTY      LIBERTY
                                          CAPITAL    INTERACTIVE      MEDIA        MEDIA
                                        STOCK FUND    STOCK FUND   STOCK FUND   STOCK FUND
                                        ----------   -----------   ----------   ----------
                                                       amounts in thousands
Balance at beginning of year              $    --          --        28,653       48,999
   Conversion of shares from Liberty
      Media Stock Fund (see note 1)        14,474      16,775       (31,249)          --
   Contributions
      Employer                              1,133       1,374         1,992        6,474
      Participant                             119         125           281          928
      Rollovers                                 7          --            --           32
   Interest income                              6           8             7           19
   Transfer of assets to Ascent Media
      Group 401(k) Plan                        --          --            --       (5,185)
   Conversion of shares to DHC
      Stock Fund                               --          --            --       (6,401)
   Net appreciation (depreciation) in
      fair value of stock fund              2,786       2,238         3,461       (6,945)
   Net forfeiture credit                       56         (44)           16           35
   Distributions to participants             (628)       (701)       (1,318)      (4,791)
   Exchanges out and transfer of
      assets                                 (570)       (776)       (1,739)      (4,164)
   Net loan activity                            2           5           (14)         (96)
   Administrative expenses                   (139)        (82)          (90)        (252)
                                          -------      ------       -------       ------
Balance at end of year                    $17,246      18,922            --       28,653
                                          =======      ======       =======       ======

     ROLLOVERS

     Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with (a) the participant's deferral contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the day in which the loan was made plus 1%. The interest rate determined on any date will apply to all loans made after that date until an updated prime rate (plus 1%) is implemented by the Plan Committee. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account. At December 31, 2006, outstanding loans had interest rates ranging from 5% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

     FORFEITURES

     Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated $216,000 and $217,000 during 2006 and 2005, respectively. Unused forfeitures aggregated $41,000 and $105,000 at December 31, 2006 and 2005, respectively.

     INVESTMENT OPTIONS

     As of December 31, 2006, the Liberty Plan has 22 investment options including 18 mutual funds and four unitized stock funds. The mutual funds include money market, bond and domestic and international stock funds. The stock funds range from small to large cap funds and include growth and value funds. The Liberty Plan also provides six asset allocation funds based on target retirement dates. In addition, during 2006 the Plan began to offer a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. A complete list of investment options can be found on Schedule 1 to this Annual Report on Form 11-K. Plan participants may change investment options and contribution percentages on a daily basis for all vested account balances.

     BENEFIT PAYMENTS

     Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

     VESTING

     Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

                                             VESTING
                        YEARS OF SERVICE   PERCENTAGE
                        ----------------   ----------
                        Less than 1             0%
                        1 year                 33%
                        2 years                66%
                        3 years               100%

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

     PLAN TERMINATION

     Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

     RISKS AND UNCERTAINTIES

     The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for participant benefits.

     The Liberty Plan has concentrations of investments in the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund. Changes in the values of the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund could materially impact the net assets available for participant benefits due to these concentrations.

(3)  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2006 and 2005 are as follows:

                                                               FAIR VALUE AT
                                                               DECEMBER 31,
                                                           --------------------
                INVESTMENT                                   2006       2005
----------------------------------------                   -------   ----------
                                                           amounts in thousands
Liberty Media Stock Fund                                   $    --     28,653
Liberty Capital Stock Fund                                 $17,246         --
Liberty Interactive Stock Fund                             $18,922         --
Liberty Global Stock Fund                                  $ 8,195      7,541
Discovery Holding Stock Fund                               $    --      5,214
Templeton Foreign A                                        $    --      4,557
Spartan US Equity Index                                    $ 8,626      7,674
Fidelity Equity Income                                     $ 8,758      7,038
Fidelity Retirement Money Market Account                   $ 5,634      4,567
Baron Growth Fund                                          $ 6,595         --

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     During the years ended December 31, 2006 and 2005, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          2006         2005
                                                        -------      --------
                                                          amounts in thousands
Liberty Media Stock Fund                                $ 3,461      (6,945)
Liberty Capital Stock Fund                                2,786          --
Liberty Interactive Stock Fund                            2,238          --
Liberty Global Stock Fund (Series A)                      1,868        (153)
Liberty Global Stock Fund (Series C)                         --        (332)
Discovery Holding Stock Fund                                244         192
Mutual funds and Brokeragelink accounts                   4,035       2,118
                                                        -------      ------
                                                        $14,632      (5,120)
                                                        =======      ======

(4)  RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

(5)  DHC SPIN OFF

     On July 21, 2005, Liberty completed the spin off of DHC to its stockholders (the "DHC Spin Off"). DHC's assets included Liberty's 100% ownership interest in Ascent Media and Liberty's 50% ownership interest in Discovery Communications, Inc. The DHC Spin Off was effected as a tax-free distribution of DHC's shares to Liberty's shareholders. Upon completion of the DHC Spin Off, DHC became a separate publicly traded company. In connection with the DHC Spin Off, shareholders of Liberty, including the Liberty Plan through the Liberty Media Stock Fund, received .10 shares of DHC Series A common stock for each share of Liberty Series A common stock held. The spin off of Ascent Media resulted in a partial plan termination, and therefore all participants employed by Ascent Media on the spin off date were 100% vested in their Liberty Plan accounts. The market value of investments and participant loans transferred out of the Liberty Plan to the newly established Ascent Media Group 401(k) Plan on August 15, 2005 related to this transaction were $62,979,000 and $1,329,000, respectively.

(6)  SUBSEQUENT EVENT

     Effective April 4, 2007, and as a result of a sale of a subsidiary of Liberty, a partial plan termination occurred. In connection therewith, employees of such subsidiary, who were active participants in the Liberty Plan on April 4, 2007 became fully vested in their employer contributions upon the partial plan termination.

                                                                      SCHEDULE 1

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006

           IDENTITY OF                       DESCRIPTION OF INVESTMENT
             ISSUE                              INCLUDING PAR VALUE                     FAIR VALUE
           ----------                        -------------------------            --------------------
                                                                                  amounts in thousands
Liberty Capital Stock Fund         Series A common stock, par value $0.01 per
                                   share (historical cost basis - $9,960,970)           $ 17,078
                                   Cash and cash equivalents                                 168
                                                                                        --------
                                                                                          17,246
Liberty Interactive Stock Fund     Series A common stock, par value $0.01 per
                                   share (historical cost basis - $12,443,438)            18,745
                                   Cash and cash equivalents                                 177
                                                                                        --------
                                                                                          18,922
Liberty Global Stock Fund          Series A common stock, par value $0.01 per
                                   share (historical cost basis - $3,796,146)              7,944
                                   Cash and cash equivalents                                 251
                                                                                        --------
                                                                                           8,195
Discovery Holding Stock Fund       Series A common stock, par value $0.01 per
                                   share (historical cost basis - $2,972,193)              4,518
                                   Cash and cash equivalents                                 141
                                                                                        --------
                                                                                           4,659
Templeton Foreign A                Mutual fund                                             5,402
Spartan US Equity Index            Mutual fund                                             8,626
Spartan International Index Fund   Mutual fund                                             3,623
PIMCO High Yield Fund -
   Administrative Class            Mutual fund                                             1,743
ALLIANZ NFJ Small Cap Value        Mutual fund                                             2,933
Baron Growth Fund                  Mutual fund                                             6,595
Davis NY Venture A                 Mutual fund                                             1,747
Fidelity Retirement Money Market
   Account                         Mutual fund                                             5,634
Fidelity Equity Income             Mutual fund                                             8,758
Fidelity Investment Grade Bond     Mutual fund                                             4,073
Fidelity Blue Chip Growth Fund     Mutual fund                                             2,247
Fidelity Low-Priced Stock Fund     Mutual fund                                             4,586
Fidelity Freedom Income Fund       Mutual fund                                               251
Fidelity Freedom 2000 Fund         Mutual fund                                               184
Fidelity Freedom 2010 Fund         Mutual fund                                               795
Fidelity Freedom 2020 Fund         Mutual fund                                             1,681
Fidelity Freedom 2030 Fund         Mutual fund                                             1,996
Fidelity Freedom 2040 Fund         Mutual fund                                             1,140
Brokeragelink accounts             Brokerage option                                          202
Participant loans                  Interest rates ranging from 5% to 9.25% with
                                      maturity dates through December, 2011                1,233
                                                                                        --------
                                                                                        $112,471
                                                                                        --------

     All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan. Liberty Media LLC is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

     23-Consent of KPMG LLP